UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Waters Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-14010	13-3668640
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	file number)	Identification No.)

34 Maple Street, Milford, Massachusetts		01757
(Address of principal executive offices)		(Zip code)

Keeley A. Aleman

Corporate Secretary

Waters Corporation

508-478-2000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

This filing is being made by Waters Corporation (“Waters,” the “Company,” “we,” “us,” or “our”) for the calendar year January 1 to December 31, 2025, in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”) and Form SD (collectively, the “Conflict Minerals Rule”). Consistent with the Conflict Minerals Rule, as used herein, “Conflict Minerals” or “3TG” are tin (cassiterite), tungsten (wolframite), tantalum (columbite-tantalite or coltan) and gold. In accordance with the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission on April 7, 2017, we have not included a Conflict Minerals Report exhibit as part of this filing.

Company Overview

Waters is a specialty measurement company that operates with a fundamental purpose to advance the science that enables our customers to enhance human health and well-being. The Company has pioneered analytical workflow solutions involving liquid chromatography, mass spectrometry, thermal analysis and light scattering innovations serving the life, materials, and food sciences.

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Waters sells and services high performance liquid chromatography, ultraperformance liquid chromatography and mass spectrometry technology systems and support products, including chromatography columns, other consumable products, and comprehensive post-warranty service plans. These systems are complementary products that are frequently employed together and sold as integrated instrument systems using common software platforms.

•	Waters is also a developer and supplier of advanced software-based products that interface with the Company’s instruments, as well as other manufacturers’ instruments.

•	Through its TA Instruments product line, the Company designs, manufactures, sells, and services thermal analysis, rheology and calorimetry instruments.

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Through Wyatt Technology (a business acquired by Waters in May 2023), Waters researches, develops and commercializes light scattering instruments used in pharmaceutical and biotechnology companies and academic institutions.

Product Scoping; Reasonable Country of Origin Inquiry (“RCOI”)

The Company determined that 3TG are used in certain components contained in the Company’s instrument systems, which are products that the Company manufactures. These 3TG are necessary to the functionality or production of the Company’s instrument systems.

As required by the Conflict Minerals Rule, the Company conducted a RCOI to determine whether any of the 3TG in the Company’s products originate in the Democratic Republic of the Congo (the “DRC”) or its adjoining countries or are from recycled or scrap sources. The Company’s due diligence program is based upon industry guidance published by the Organisation for Economic Co-operation and Development, the Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”).

As part of our RCOI, we asked 6,498 potentially in-scope suppliers to complete the Conflict Minerals Reporting Template (“CMRT”), developed by the Responsible Minerals Initiative (the “RMI”). The CMRT includes questions about suppliers’ uses and sourcing of 3TG, as well as questions about their own due diligence measures. All potentially in-scope suppliers received a letter from the Company’s Senior Vice President of Global Operations requesting their compliance with the annual RCOI process.

Due Diligence Program

The Company has designed its due diligence program to align with ongoing compliance with the Conflict Minerals Rule. As recommended by the OECD Guidance, the Company published a Conflict Minerals Statement, which is made available to employees, suppliers and the public on our website at https://www.waters.com/nextgen/us/en/about-waters/corporate-governance/conflict-minerals-statement.html. Among other things, the Company’s due diligence program includes the review of its worldwide supply chain for materials that contain 3TG and the evaluation of the risk that these materials are from sources that directly or indirectly finance or benefit armed groups in the DRC or an adjoining country.

The Company’s program has several elements including, but not limited to, the following:

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Establishing a cross-functional team with representation from Product Stewardship, Trade Compliance, Procurement, Sustainability, Legal, Finance, and Investor Relations to monitor supply chain due diligence and reporting. Waters has permanent staff dedicated to the management of this program.

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Having a Supplier Environmental and Social Responsibility (ESR) Code of Conduct. Pursuant to the ESR Code of Conduct, the Company expects its suppliers to exercise due diligence on their own supply chains and to make their due diligence findings available to the Company. The ESR Code of Conduct indicates that the Company reserves the right to take remedial action up to and including termination in the event of supplier non-compliance.

•	Including language in the Company’s purchase order terms and conditions related to Conflict Minerals reporting and compliance.

•	Holding periodic virtual training with certain critical suppliers about our Conflict Minerals compliance program, our reporting obligations, and the importance of supplier participation.

•	Engaging with a third-party vendor to administer the supplier survey, to tabulate survey results, and to help measure year-over-year performance.

•	Utilizing our Conflict_Minerals@waters.com email as a mechanism for our suppliers and other third parties to report compliance questions or issues to the Company.

•	Notifying the Company’s Procurement organization about suppliers who do not respond to the RCOI.

•	In certain circumstances where a supplier acknowledges the use of smelters not certified by the RMI, removing the supplier from the Company’s approved vendor list.

Findings and Results

For calendar year 2025, the Company identified 6,498 potentially in-scope suppliers, an increase from 6,380 in the prior year. This increase reflects the addition of new suppliers in the ordinary course of business as well as additional supplier responses. The Company’s methodology is designed to enhance visibility into its products and their components, including components that are considered to present a lower risk of containing Conflict Minerals.

During calendar year 2025, the Company received responses from approximately 76% of the potentially in-scope suppliers contacted, representing a 3.2% increase in supplier response rate compared to the prior year. The responses received were applicable to approximately 85% of the 99,915 parts supplied by responding suppliers.

Based on the information collected through its RCOI:

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Some suppliers indicated that the products, components, or materials they supplied to the Company did not contain 3TG, or that any 3TG contained in those products was sourced exclusively from smelters and refiners that conformed with the Responsible Minerals Initiative’s Responsible Minerals Assurance Process (“RMAP”).

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Some suppliers reported that they were unable to determine the smelters or refiners that processed the 3TG used in the products, components, or materials sold to the Company, or were unable to determine the country of origin of such 3TG.

•	No suppliers reported, in response to the Company’s RCOI survey, that they sourced 3TG from mines located in the DRC or adjoining countries that are controlled by armed groups.

As a result of the information received from its suppliers for calendar year 2025, the Company was unable to determine with certainty the country of origin of the 3TG used in its products. However, based on the information obtained and its RCOI efforts, the Company does not have reason to believe that the 3TG contained in its products originated from mines located in the DRC or adjoining countries that are controlled by armed groups.

Future Due Diligence Considerations

The Company is committed to continuing to evolve our RCOI and due diligence program. The Company intends to work to improve survey response rates from its suppliers over time. The Company also intends to continue to update our RCOI and due diligence program processes and procedures as appropriate.

The Company’s Form SD is publicly available on our website at https://ir.waters.com/financials/sec-filings. Links to websites included in this Form SD are provided solely for information and convenience. The content on any websites named, hyperlinked, or otherwise referenced herein, including the content of any reports that are noted as being posted on our website, is not, and shall not be deemed to be, incorporated by reference into this Form SD or into any of our other filings with the Securities and Exchange Commission.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits Item 3.01 Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WATERS CORPORATION

Dated: May 29, 2026	By:	/s/ Christos Ross
	Name:	Christos Ross
	Title:	Senior Vice President, Global Operations